Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976-3622

VIA EDGAR

July 17, 2019

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Windtree Therapeutics, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed June 24, 2019 File No. 000-26422

We refer to the July 3, 2019 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Preliminary Information Statement on Schedule 14C filed on June 24, 2019 (the “Information Statement”). This letter sets forth the Company’s response to the Staff’s comment. For your convenience, we have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below.

Comment: As you are not currently listed on Nasdaq, and as you do not disclose the terms of a specific transaction, please expand your disclosure regarding the share issuance proposal to discuss the parameters of the advance authorization to issue securities, including whether and when the consent expires.

Response: After further consideration, we have removed the share issuance proposal from the Information Statement. A revised Preliminary Information Statement on Schedule 14C has been filed on EDGAR contemporaneously with the filing of this letter.

If you have any questions, please do not hesitate to contact the undersigned at (215) 488-9347 or Brian Lee at our counsel, Dentons US LLP, at (212) 768-6926.

Sincerely,

/s/ Mary B. Templeton

Mary B. Templeton

Senior Vice President, General Counsel and

Corporate Secretary